UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                )*

Prenetics Global Limited
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share Warrants
(Title of Class of Securities)

G72245106(1) G72245114(2)
(CUSIP Number)

May 18, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP International Numbering System (CINS) number applies to the Issuer’s Class A ordinary shares.

(2) This CINS number applies to the Issuer’s warrants.

SCHEDULE 13G

CUSIP No. G72245106 G72245114

1	Names of Reporting Persons
PAG
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,601,297
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,601,297
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,601,297
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.5%*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

1	Names of Reporting Persons
Pacific Alliance Group Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,601,297
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,601,297
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,601,297
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.5%*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

1	Names of Reporting Persons
Pacific Alliance INVESTMENT MANAGEMENT LIMITED
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,529,045
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,529,045
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,529,045
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.4%*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

1	Names of Reporting Persons
Pacific Alliance GROUP ASSET MANAGEMENT LIMITED
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,516,162
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,516,162
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,516,162
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.4%*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

1	Names of Reporting Persons
Pacific Alliance Asia Opportunity Fund L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,516,162
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,516,162
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,516,162
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.4%*
12	Type of Reporting Person (See Instructions)
PN

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

1	Names of Reporting Persons
PAG Quantitative Strategies Trading Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
5,516,162
	6	Shared Voting Power
0
	7	Sole Dispositive Power
5,516,162
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,516,162
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.4%*
12	Type of Reporting Person (See Instructions)
CO

*	The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A ordinary shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

Item 1.

(a)	Name of Issuer: Prenetics Global Limited

(b)	Address of Issuer’s Principal Executive Offices:

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

Item 2.

(a)	Name of Person Filing: This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	PAG (“PAG”), a Cayman Islands company;

(ii)	Pacific Alliance Group Limited (“PAG Limited”), a Cayman Islands company, beneficially held as to 100.0% by PAG;

(iii)	Pacific Alliance Investment Management Limited (“Pacific Alliance Investment Management”), a Cayman Islands company, beneficially held as to 90.0% by PAG Limited;

(iv)	Pacific Alliance Group Asset Management Limited (“PAG Asset Management”), a Cayman Islands company, beneficially held as to 100.0% by Pacific Alliance Investment Management;

(v)	Pacific Alliance Asia Opportunity Fund L.P. (“Pacific Alliance Asia Opportunity”), a Cayman Islands limited partnership, of which PAG Asset Management is the general partner; and

(vi)	PAG Quantitative Strategies Trading Limited (“PAG Quantitative”), a Cayman Islands company, beneficially held as to 100.0% by Pacific Alliance Asia Opportunity.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	PAG

The address of the principal business office of PAG is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(ii)	PAG Limited

The address of the principal business office of PAG Limited is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, c/o 15/F., AIA Central, 1 Connaught Road Central, Hong Kong

(iii)	Pacific Alliance Investment Management

The address of the principal business office of Pacific Alliance Investment Management is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(iv)	PAG Asset Management

The address of the principal business office of PAG Asset Management is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(v)	Pacific Alliance Asia Opportunity

The address of the principal business office of Pacific Alliance Asia Opportunity is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(vi)	PAG Quantitative

The address of the principal business office of PAG Quantitative is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(c)	Citizenship: The place of organization for each of PAG, PAG Limited, Pacific Alliance Investment Management, PAG Asset Management, Pacific Alliance Asia Opportunity and PAG Quantitative is the Cayman Islands.

(d)	Title and Class of Securities: Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”); Warrants

(e)	CUSIP No.: G72245106(3); G72245114(4)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(3) This CINS number applies to the Issuer’s Class A Ordinary Shares.

(4) This CINS number applies to the Issuer’s warrants.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Four entities, namely, (i) PAG Quantitative, (ii) PAG S Class Public Pooled L.P., (iii) PAG Asia Opportunity B Public Pooled LP, and (iv) PAG Capital Structure Opportunity Fund LP (the “holders”) hold an aggregate of 4,353,750 Class A Ordinary Shares and 967,091 warrants issued by Prenetics Global Limited (the “Issuer”). Each warrant entitles the holder thereof to purchase 1.29 Class A Ordinary Shares subject to certain limitations.

PAG Asia Opportunity B Public Pooled LP; PAG Capital Structure Opportunity Fund LP

PAG Asia Opportunity B Public Pooled LP holds nil Class A Ordinary Shares and 24,097 warrants, and therefore may be deemed to beneficially own 31,085, or 0.0%, of the Issuer’s Class A Ordinary Shares.

PAG Asia Opportunity B Public Pooled LP is a Cayman Islands limited partnership of which PAG Asia Opportunity B Public Pooled GP Limited is the general partner. As such, PAG Asia Opportunity B Public Pooled GP Limited has the power to make all decisions with respect to PAG Asia Opportunity B Public Pooled LP . PAG Asia Opportunity B Public Pooled GP Limited is beneficially owned as to 100.0% by PAG Asia Alpha LLC, which is beneficially owned as to 100.0% by PAG Limited.

PAG Capital Structure Opportunity Fund LP holds nil Class A Ordinary Shares and 31,912 warrants, and therefore may be deemed to beneficially own 41,166, or 0.0%, of the Issuer’s Class A Ordinary Shares.

PAG Capital Structure Opportunity Fund LP is a Cayman Islands limited partnership of which PAG Capital Structure Opportunity GP Limited is the general partner. As such, PAG Capital Structure Opportunity GP Limited has the power to make all decisions with respect to PAG Capital Structure Opportunity Fund LP. PAG Capital Structure Opportunity GP Limited is beneficially owned as to 100.0% by PAG AR Opportunistic Strategies Limited, which is beneficially owned as to 100.0% by PAG Limited.

PAG S Class Public Pooled L.P.; PAG Quantitative; Pacific Alliance Asia Opportunity; PAG Asset Management

PAG S Class Public Pooled L.P. holds nil Class A Ordinary Shares and 9,987 warrants, and therefore may be deemed to beneficially own 12,883, or 0.0%, of the Issuer’s Class A Ordinary Shares.

PAG S Class Public Pooled L.P. is a Cayman Islands limited partnership of which PAG S Class Public Pooled GP Limited is the general partner. As such, PAG S Class Public Pooled GP Limited has the power to make all decisions with respect to PAG S Class Public Pooled L.P. PAG S Class Public Pooled GP Limited is beneficially owned as to 100.0% by Pacific Alliance Investment Management.

PAG Quantitative holds 4,353,750 Class A Ordinary Shares and 901,095 warrants, and therefore may be deemed to beneficially own 5,516,162, or 5.4%, of the Issuer’s Class A Ordinary Shares.

PAG Quantitative is a Cayman Islands company which is beneficially owned as to 100.0% by Pacific Alliance Asia Opportunity. Pacific Alliance Asia Opportunity is a Cayman Islands limited partnership of which PAG Asset Management is the general partner. As such, PAG Asset Management has the power to make all decisions with respect to Pacific Alliance Asia Opportunity. PAG Asset Management is beneficially owned as to 100.0% by Pacific Alliance Investment Management.

Each of Pacific Alliance Asia Opportunity and PAG Asset Management may thereby be deemed to beneficially own 5,516,162, or 5.4%, of the Issuer’s Class A Ordinary Shares.

Pacific Alliance Investment Management

Each of PAG S Class Public Pooled GP Limited and PAG Asset Management is beneficially owned as to 100.0% by Pacific Alliance Investment Management.

Pacific Alliance Investment Management may thereby be deemed to beneficially own in aggregate 5,529,045, or 5.4%, of the Issuer’s Class A Ordinary Shares.

PAG Limited; PAG

PAG Limited beneficially owns 100.0% of each of PAG AR Opportunistic Strategies Limited and PAG Asia Alpha LLC, and 90.0% of Pacific Alliance Investment Management. PAG Limited is beneficially owned as to 99.2% by PAG.

Each of PAG Limited and PAG may thereby be deemed to beneficially own in aggregate 5,601,297, or 5.5%, of the Issuer’s Class A Ordinary Shares.

Voting and Dispositive Power

Each of PAG Quantitative, Pacific Alliance Asia Opportunity, PAG Asset Management, Pacific Alliance Investment Management, PAG Limited and PAG may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Class A Ordinary Shares.

Calculations

The percentages used in this Schedule 13G are calculated based on a total of 101,265,483 Class A Ordinary Shares of the Issuer issued and outstanding as of May 18, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on May 24, 2022. Beneficial ownership information is presented as of May 18, 2022.

A.	PAG

(a)	Amount Beneficially Owned: 5,601,297

(b)	Percent of Class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,601,297

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,601,297

(iv)	Shared power to dispose or to direct the disposition of: 0

B.	PAG Limited

(a)	Amount Beneficially Owned: 5,601,297

(b)	Percent of Class: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,601,297

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,601,297

(iv)	Shared power to dispose or to direct the disposition of: 0

C.	Pacific Alliance Investment Management

(a)	Amount Beneficially Owned: 5,529,045

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,529,045

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,529,045

(iv)	Shared power to dispose or to direct the disposition of: 0

D.	PAG Asset Management

(a)	Amount Beneficially Owned: 5,516,162

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,516,162

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,516,162

(iv)	Shared power to dispose or to direct the disposition of: 0

E.	Pacific Alliance Asia Opportunity

(a)	Amount Beneficially Owned: 5,516,162

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,516,162

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,516,162

(iv)	Shared power to dispose or to direct the disposition of: 0

F.	PAG Quantitative

(a)	Amount Beneficially Owned: 5,516,162

(b)	Percent of Class: 5.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,516,162

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,516,162

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See Exhibit 99.2 filed together with this Schedule 13G.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2022

PAG

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director

Pacific Alliance Group Limited

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director

Pacific Alliance investment management limited

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director

Pacific Alliance Group asset management Limited

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director

Pacific Alliance Asia Opportunity Fund L.P.

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director of Pacific Alliance Group Asset Management Limited, acting as general partner of Pacific Alliance Asia Opportunity Fund L.P.

PAG Quantitative Strategies Trading Limited

By:	/s/ Derek Crane
Name:	Derek Crane
Title:	Director of PAX Secretaries Limited, acting as Director of PAG Quantitative Strategies Trading Limited

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Identification of Relevant Subsidiaries